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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                          USA Waste Services, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  90291710
                               (CUSIP Number)

                            John G. Rangos, Sr.
                10700 Frankstown Road, Pittsburgh, Pa. 15235
                                412 244-6115
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                             December 17, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John G. Rangos, Sr.
      ###-##-####

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                      (b) [ ]


  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

              7   SOLE VOTING POWER

                  7,733,911

  NUMBER OF   8   SHARED VOTING POWER
   SHARES
BENEFICIALLY      -0-
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         7,733,911
    WITH
              10  SHARED DISPOSITIVE POWER

                  -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,733,911

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.7%

 14   TYPE OF REPORTING PERSON*

      IN


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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John G. Rangos, Jr.
      ###-##-####

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                      (b) [ ]


  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

              7   SOLE VOTING POWER

                  841,120

  NUMBER OF   8   SHARED VOTING POWER
   SHARES
BENEFICIALLY      1,210,008
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         841,120
    WITH
              10  SHARED DISPOSITIVE POWER

                  1,210,008

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,051,128

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%

 14   TYPE OF REPORTING PERSON*

      IN


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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alexander W. Rangos
      ###-##-####

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                      (b) [ ]


  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

              7   SOLE VOTING POWER

                  812,121

  NUMBER OF   8   SHARED VOTING POWER
   SHARES
BENEFICIALLY      1,210,008
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         812,121
    WITH
              10  SHARED DISPOSITIVE POWER

                  1,210,008

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,022,129

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%

 14   TYPE OF REPORTING PERSON*

      IN


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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Rangos Development Corporation, Inc.
      25-1682342

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                      (b) [ ]


  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

              7   SOLE VOTING POWER

                  1,210,008

  NUMBER OF   8   SHARED VOTING POWER
   SHARES
BENEFICIALLY      -0-
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         1,210,008
    WITH
              10  SHARED DISPOSITIVE POWER

                  -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,210,008

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                             [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%

 14   TYPE OF REPORTING PERSON*

      CO


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                Amendment No. 1 to Schedule 13D

            John G. Rangos, Sr., John G. Rangos, Jr. and Alexander W.
Rangos (collectively, the "Rangos Family Members") and John Rangos Development Corporation, Inc. hereby amend and supplement their statement on Schedule 13D with respect to the Common Stock, par value U.S.$.01 (the "Company Shares"), of USA Waste Services, Inc., a Delaware corporation ("USA Waste").

Item 4.     Purpose of Transaction

            The second paragraph of the response to Item 4 of the statement on Schedule 13D as originally filed is hereby supplemented to add that the Rangos Family Members expect USA Waste to file a registration statement on Form S-3 under the Securities Act of 1933 on or about January 8, 1996 that will register an aggregate of 4,000,000 Company Shares held by the Rangos Family Members for sale from time to time in various manners, including pursuant to block trades, underwritten offerings, broker transactions, sales on the New York Stock Exchange and other permissible sales or pledges, all in accordance with the plan of distribution that will be referred to in the prospectus to be included in such registration statement, provided that during the period commencing 30 days before consummation by USA Waste of a business combination to be accounted for as a pooling of interests and ending upon publication by USA Waste of financial results covering at least 30 days of post-combination combined operations sales by any Rangos Family Member will not exceed 10% of the Company Shares owned by him on the date such period commences and sales by all Rangos Family Members will not exceed the proportion of 1% of the outstanding Company Shares that their Company Shares bear to the Company Shares owned by all affiliates of the Company at the beginning of such period. No determination has been made at this time by any of the Rangos Family Members to sell any particular number of Company Shares pursuant to such registration statement. In addition, pursuant to the Shareholders Agreement filed as Exhibit 1 hereto the Rangos Family Members expect that concurrently with the consummation of the acquisition of Western Waste Industries by USA Waste, the Board of Directors of USA Waste will be expanded from nine to twelve members and Mr. Kosti Shirvanian, Ms. Savey Tufkenian and Mr. Ramsey DiLibero will be elected as directors of USA Waste and that USA Waste will amend its by-laws in the manner provided in the Shareholders Agreement.

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Item 5.  Interest in Securities of the Issuer.

John G. Rangos, Sr.

            (a) John G. Rangos, Sr. beneficially owns 7,733,911 Company Shares representing 12.7% of the 60,659,184 Company Shares which USA Waste reported as outstanding on November 10, 1995.

John G. Rangos, Jr.

            (a) John G. Rangos, Jr. beneficially owns 2,051,128 Company Shares (which includes 780,413 Company Shares that he holds directly, 60,707 Company Shares that may be purchased upon exercise of outstanding stock options that are presently exercisable and 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.) representing 3.4% of the 60,659,184 Company Shares which USA Waste reported as outstanding on November 10, 1995.

Alexander W. Rangos

            (a) Alexander W. Rangos beneficially owns 2,022,129 Company Shares (which includes 751,414 Company Shares that he holds directly, 60,707 Company Shares that may be purchased upon exercise of outstanding stock options that are presently exercisable and 1,210,008 Company Shares owned by John Rangos Development Corporation, Inc.) representing 3.3% of the 60,659,184 Company Shares which USA Waste reported as outstanding on November 10, 1995. In addition, Alexander W. Rangos holds an option to purchase 50,000 Company Shares that are not included in the Company Shares that he beneficially owns because the option is not presently exercisable.

John Rangos Development Corporation, Inc.

            (a) John Rangos Development Corporation, Inc. owns of record 1,210,008 Company Shares representing 2.0% of the 60,659,184 Company Shares which USA Waste reported as outstanding on November 10, 1995.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Concurrently with the entry by USA Waste into a Merger Agreement with Western Waste Industries, the Rangos Family Members,

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John Rangos Development Corporation, Inc., Donald F. Moorehead, Jr.,
John H. Drury and USA Waste entered into a Shareholders Agreement, dated December 17, 1995, which will replace the Shareholders Agreement currently in effect and will become effective upon consummation of the Merger Agreement between USA Waste and Western Waste Industries. At the same time, USA Waste agreed with the Rangos Family Members to file the registration statement on Form S-3 as described in the response to Item 4 above and has offered to include their Company Shares in future underwritten public offerings of Company Shares by USA Waste.

Item 7.     Material to be Filed as Exhibits.

            1. Exhibit 1 - Shareholders Agreement dated December 17, 1995 among USA Waste, Donald F. Moorehead, Jr., John E. Drury, the Rangos Family Members and John Rangos Development Corporation, Inc.

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                                 Signature

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 4, 1996


                                          /s/ John G. Rangos, Sr.
                                          John G. Rangos, Sr.



                                          /s/ John G. Rangos, Jr.
                                          John G. Rangos, Jr.



                                          /s/ Alexander W. Rangos
                                          Alexander W. Rangos


                                          JOHN RANGOS DEVELOPMENT
                                          CORPORATION, INC.



                                          By /s/ John G. Rangos, Jr.
                                          Name: John G. Rangos, Jr.
                                          Title: President